Exhibit 24
CONFIRMING STATEMENT


This Confirming Statement confirms that the undersigned, David L. Royer, has authorized and designated John W. Helmsdoerfer to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the United States Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Central Federal Corporation, a Delaware corporation (the "Corporation"). The authority of Mr. Helmsdoerfer under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to his ownership of or transactions in securities of the Corporation, unless earlier revoked in writing. The undersigned acknowledges that Mr. Helmsdoerfer is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: July 11, 2018

						/s/ David L. Royer							David L. Royer